Exhibit 99.67

Suite 500 – 2 Toronto Street Toronto, Ontario M5C 2B6 Tel: 416 214 2810 Fax: 416 214 2727 investorinfo@energyfuels.com www.energyfuels.com

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Energy Fuels Announces Closing of $22 Million Bought Deal

Toronto, Ontario -- July 24, 2012

Energy Fuels Inc. (TSX:EFR) (the "Company") is pleased to announce that it has closed the previously announced bought deal offering (the “Offering”) of floating-rate convertible unsecured subordinated debentures (the “Debentures”) for aggregate gross proceeds of $22,000,000. The Offering was conducted by way of short form prospectus dated July 18, 2012 through a syndicate of underwriters co-led by Dundee Securities Ltd. and Scotia Capital Inc. and including National Bank Financial Inc., Haywood Securities Inc. and Versant Partners Inc., who purchased 22,000 Debentures at a price of $1,000 per Debenture.

The Debentures will mature on June 30, 2017 and are convertible into common shares of the Company at the option of the holder at a conversion price, subject to certain adjustments, of $0.30 per common share at any time prior to redemption or maturity. The Debentures are listed for trading on the Toronto Stock Exchange under the symbol “EFR.DB”.

The Company intends to use the net proceeds of the Offering for sustaining capital for the Company’s existing mine operations, mine permitting and development of the Company’s existing properties, repayment of certain indebtedness, and for working capital and general corporate purposes.

About Energy Fuels

Energy Fuels Inc. is a uranium and vanadium production and mineral development company. The Company recently acquired the U.S. mining division of Denison Mines Corp., which includes the White Mesa uranium mill, and certain producing mines in the western United States.

Energy Fuels Inc. currently has 679,652,107 common shares outstanding. The Company’s common shares are listed on the Toronto Stock Exchange under the trading symbol “EFR”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to the Company’s planned operations and intended use of proceeds of the Offering, constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels' ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements and other risk factors as described in Energy Fuels' short form prospectus and most recent annual information form.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.

Stephen P. Antony
Investor Relations
(303) 974-2140
Email: s.antony@energyfuels.com
Website: www.energyfuels.com